SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal

89 Science Park Drive, #01-07 The Rutherford, Singapore 118261

Tel: (65) 6771 0883

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to:

Ashok K. Lalwani

Baker & McKenzie. Wong & Leow

Millenia Tower, # 27-01

1 Temasek Avenue

Singapore 039192

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit Index

Exhibit No.	Description
1	PacNet’s Press Release dated January 12, 2007

2	Announcement issued by Connect Holdings Limited on January 12, 2007